NO ACT

PE
12-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

January 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-09

Michael S. Sigal
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Re: Pulte Homes, Inc.
Incoming letter dated December 17, 2008

Dear Mr. Sigal:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to Pulte by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

January 8, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pulte Homes, Inc.
Incoming letter dated December 17, 2008

The proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the company's proxy statement.

There appears to be some basis for your view that Pulte may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Pulte's 2009 proxy materials. In this regard, we note your representation that another proposal was previously submitted to Pulte by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Pulte omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

msigal@sidley.com
(312) 853-7602

FOUNDED 1866

December 17, 2008

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the American Federation of Labor and Congress of Industrial Organizations to Pulte Homes, Inc.

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "AFL-CIO Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). The Proponent seeks to include the AFL-CIO Proposal in Pulte's proxy materials for the 2009 annual meeting of shareholders (the "2009 Proxy Statement"). The AFL-CIO Proposal requests Pulte to adopt a policy giving shareholders the opportunity to vote at each annual meeting on an advisory resolution ratifying the compensation of the named executive officers set forth in the Company's annual proxy statement.

Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of this letter and the AFL-CIO Proposal and an explanation as to why Pulte believes that it may exclude the AFL-CIO Proposal. A copy is being submitted to the Proponent simultaneously. For your review, we have attached a copy of the AFL-CIO Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

As described below, Pulte believes that the AFL-CIO Proposal may be omitted because the Company previously received a substantially similar proposal, which it intends to include in the 2009 Proxy Statement.

Discussion

The Company respectfully requests the Staff's concurrence that the AFL-CIO Proposal may be omitted from the 2009 Proxy Statement pursuant to Rule 14a-8(i)(11) because it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose of Rule 14a-8(i)(11) "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34 12999 (November 22, 1976) (referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11)). Consistent with this purpose, the Staff has consistently declined to recommend enforcement action against companies that exclude shareholder proposals where the principal thrust or focus of such proposals is substantially the same. *See, e.g.*, General Motors Corporation (Mar. 13, 2008); Bank of America Corp. (Feb. 14, 2006); Bristol-Myers Squibb Co. (Mar. 5, 2003).

For purposes of our discussion, a key portion of the AFL-CIO Proposal, dated December 4, 2008, reads as follows:

> RESOLVED, that shareholders of Pulte Homes, Inc. (the "Company") urge the Board of Directors to adopt a policy giving shareholders the opportunity to vote at each annual meeting on an advisory resolution, to be proposed by management, ratifying the compensation of the named executive officers ("NEOs") set forth in the Company's Proxy Statement. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Prior to receiving the AFL-CIO Proposal, Pulte received a shareholder proposal and supporting statement, dated November 30, 2008, from the Miami Firefighters' Relief and Pension Fund (the "Miami Fund Proposal" and, together with the AFL-CIO Proposal, the "Proposals"). A key portion of the Miami Fund Proposal reads as follows:

> RESOLVED, that the shareholders of Pulte Homes, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The

proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

For your review, we have attached a copy of the Miami Fund Proposal as Appendix B.

Notwithstanding any minor differences in word selection, Pulte believes that the principal thrust or focus of the Proposals is substantially the same. Each Proposal requests that Pulte's Board of Directors adopt a policy giving shareholders the opportunity to vote on an annual basis on an advisory resolution ratifying the compensation of Pulte's named executive officers. Because the principal thrust or focus of the Proposals is the same, and the Miami Fund Proposal was submitted to Pulte before the AFL-CIO Proposal, Pulte intends to omit the AFL-CIO Proposal from the 2009 Proxy Statement in accordance with Rule 14a-8(i)(11). *See* International Paper Company (Feb. 19, 2008) (permitting exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(11) as substantially duplicative of a previously submitted shareholder proposal that was to be to be included in the company's proxy materials); General Electric Company (Jan. 22, 2003) (same); Great Lakes Chemical Corp. (Mar. 2, 1998) (same).

Staff's Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the facsimile number for the Proponent's representative is (202) 508-6992. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2009 Proxy Statement.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

Michael S. Sigal

Enclosure

cc: American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Attn: Ms. Vineeta Anand

Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304
Attn: Mr. Steven M. Cook

Appendix A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 4, 2008

Sent by FAX and UPS Next Day Air

Mr. Steven M. Cook, Vice President,
General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Pulte Homes, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED, that shareholders of Pulte Homes, Inc. (the "Company") urge the Board of Directors to adopt a policy giving shareholders the opportunity to vote at each annual meeting on an advisory resolution, to be proposed by management, ratifying the compensation of the named executive officers ("NEOs") set forth in the Company's Proxy Statement. The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

In our view, senior executive compensation at our Company does not best serve shareholders' interests. According to the Company's 2008 Proxy Statement, the total compensation paid to CEO Richard Dugas Jr. in 2007 was $9,793,699 even though the Company significantly underperformed both the S&P 500 index and its peers in total shareholder return for the trailing three years and five years, as of June 30, 2008 Moreover, The Corporate Library, a corporate governance research firm, has suggested that the award of 500,000 stock options to Mr. Dugas in 2007 may decrease the link between executive compensation and company performance.

We believe that existing U.S. corporate governance arrangements, including federal securities rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to the U.S., public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding but gives shareholders a clear voice that could help shape senior executive compensation.

Currently, U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. ("Pay Without Performance," *Lucian Bebchuk & Jesse Fried, 2004.)*

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for re-election is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge our Company's Board to allow shareholders to express their opinion about senior executive compensation at our Company by establishing an annual referendum process. We think that the results of such a vote would provide our Company with useful information about whether shareholders view the Company's senior executive compensation practices, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote for this proposal.

Appendix B

MIAMI FIRE FIGHTERS' RELIEF & PENSION FUND
2980 N.W. South River Drive, Miami, Florida 33125-1146
(305) 633-3442 Fax (305) 633-3935
office@miami175.org

November 30, 2008

BY OVERNIGHT DELIVERY AND FAX
(248-433-4595)

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Re: The Miami Firefighters' Relief and Pension Fund

Dear Mr. Cook:

In my capacity as Chairman of the Board of the Miami Firefighters' Relief and Pension Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Pulte Homes, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting") as co-sponsor with The City of Philadelphia Public Employees Retirement System. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Joe Burns
Chairman

cc: The City of Philadelphia Public Employees Retirement System

RESOLVED, that shareholders of Pulte Homes, Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote where voted upon. In fact, seven resolutions received majority votes. (NOTE: complete 2008 statistics were not available at the time this proposal was filed.)

In addition, the advisory vote was endorsed by the Council of Institutional Investors and a survey by the Chartered Financial Analyst Institute found that 76% of its members favored giving shareholders an advisory vote. A bill to provide for annual advisory votes on compensation passed in the House of Representatives by a 2-to-1 margin.

TIAA-CREF, the largest pension fund in the world, held its first Advisory Vote in 2007 and a number of U.S. companies voluntarily submitted their compensation practices to an advisory vote in 2008, including Aflac, H & R Block, Jackson Hewitt, Littlefield, Riskmetrics and Zale. As a result of discussions between investors and companies, a Working Group on the Advisory Vote was established to further study how such a practice would be implemented in the U.S. markets to provide advice to investors and companies alike.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. In our opinion, shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on the company's senior executive compensation, as reported each year.

END